EXHIBIT 99.1
                                                                    ------------

                            CORAL GOLD RESOURCES LTD.
                        Suite 400 - 455 Granville Street
                             Vancouver, B.C. V6C 1T1
                            Telephone: (604) 682-3701
                               Fax: (604) 682-3600
                                www.coralgold.com
                                -----------------
                                ir@coralgold.com

November 23, 2004                             Trading Symbols: TSX Venture - CGR
                                                               US;OTC.BB - CGREF


                                  NEWS RELEASE
                                  ------------

Coral Gold Resources Ltd. is pleased to announce that it has received approval from the Bureau of Land Management to conduct additional exploratory drilling at its 100% owned Robertson Property located in Crescent Valley, NV. Drilling is expected to commence about November 29, 2004 and is expected to take less than one month to complete. The new program will consist of drilling 10 reverse circulation holes totaling about 7,000 ft. The purpose of the drilling is to expand the current indicated mineral resources in the 39A and Porphyry Zones. These resources are currently estimated to contain 2.8 million tons of mineralized material at a grade of 0.101 oz Au/t and 3.95 million tons of mineralized material at a grade of 0.040 oz Au/t, respectively. The drilling will be targeted specifically at expanding high-grade portions of the two resources. The best results from the April 2004 drilling program in the 39A Zone were returned in hole CR04-8, which intersected 135 ft that averaged 0.074 oz Au/t, from 600 ft, using a 0.02 oz Au/t cutoff grade. Included within this intercept is a 30 ft interval that averaged 0.229 oz Au/t, starting at 675 ft.


The drilling contractor will be Lang Exploratory Drilling of Elko, Nevada. Analyses and sample preparation of drill samples will be completed by ALS Chemex.


The foregoing information has been compiled by Robert T. McCusker, P. Geol., a qualified person pursuant to National Instrument 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS

s/"Matt Wayrynen"

Matt Wayrynen


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